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                                April 17, 2023

       Haitham Khouri
       Vice Chairman
       Perimeter Solutions, SA
       12E rue Guillaume Kroll
       L-1882 Grand Duchy of Luxembourg

                                                        Re: Perimeter
Solutions, SA
                                                            Form 10-K filed
March 1, 2023 File No. 001-41027

       Dear Haitham Khouri:

              We have reviewed your filing and have the following comment. Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you conclude the comment is not applicable then tell us why. After reviewing your response to the comment, we may have additional comments.

       Form 10-K filed March 1, 2023

       Impairment of Goodwill and Long-Lived Assets, page 59

   1. For each reporting unit that has a fair value that is not substantially in excess of carrying value, please provide
the following disclosures:
                                                            Percentage by which
fair value exceeded carrying value as of the date of the most recent test;
                                                            Amount of goodwill
allocated to the reporting unit
                                                        Refer to Item 303(b)(3)
of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Al Pavot at 202.551.3738 or Terence O'Brien at
       202.551.3355 if you have any questions.




                                Sincerely,


                                Division of Corporation Finance

                                Office of Industrial Applications and

                                Services